Exhibit 5

EXCHANGE OF PETROBRAS DISTRIBUIDORA SHARES FOR PETROBRAS SHARES

On 29/Jan/03, a public share-exchange tender offer of Petrobras Distribuidora (BRDT3/BRDT4) ordinary and preferred shares for Petrobras (PETR4) preferred shares will be held at Bovespa (São Paulo Stock Exchange). Below is a simplified explanation of procedures for those who wish to participate in the offer. The complete bid announcement was published in the following newspapers: Gazeta Mercantil, Valor Economico and Jornal do Commercio, on 30/Dec/02 and is available at the Bovespa website (www.bovespa.com.br).

Who the offer is for
The exchange is for all shareholders of Petrobras Distribuidora, whether ordinary or preferred.

Exchange ratio
The offer is to exchange 1000 shares of Petrobras Distribuidora (BRDT3/BRDT4) for a minimum of 0.7 preferred shares of Petrobras (PETR4). The final ratio will be announced on the evening preceding the Auction, which may be held on 29/Jan/03, according to the following formula of item 2.4.1 of the bid announcement published on 30/Dec/02:

RTR = 0.95 x (42.20 / PETR - L) x (1 + PR2)

where,

RTR	the exchange ratio between 1000 (one thousand) Subject Shares (BRDT3/BRDT4) and 1 (one) Share Offered (PETR4) on the Auction Date;

PETR – L
the weighted average price of PETR4 verified during the trading session of the second business day prior to the Auction Date and the first three hours of trading session on the first business day prior to the Auction Date (27/Jan/03 and 28/Jan/03 respectively);

PR2	the premium offered as a function of PETR – L, calculated as follows:

(a)	0% (zero percent) if PETR – L is less than R$ 45.00 (forty-five reais);

(b)	6% (six percent) if PETR – L is equal to or greater than R$ 45.00 (forty-five reais), but does not exceed R$50.00 (fifty reais); or

(c)	12% (twelve percent) if PETR – L is greater than R$ 50.00 (fifty reais).

Trade value
Although no financial transactions will take place, since this is a share exchange offer, all trading on the stock market will be recorded based on the equivalent value of the announced exchange ratio, with Petrobras’s shares recorded based on their average trading price from the second day of trading preceding the Auction Date, plus the first 3 hours of trading on the day prior to the Auction. Petrobras Distribuidora’s shares will be recorded based on the value determined as a function of both the price of Petrobras and the exchange ratio.
Fractions of shares will be rounded down, and the offering party will pay out the difference in cash (item 4.3.1).

Qualification to participate in the auction
All Petrobras Distribuidora shareholders who wish to participate in the offer must qualify via a broker of their choice, either to exchange shares or to concur or disagree with the trade, in these latter cases, without effectively selling off their shares. Investors qualification with brokers ends on the day before the auction (item 2.5 of the bid announcement). Upon qualification, shareholders must ask their custody agent to block their Petrobras Distribuidora (BRDT3/BRDT4) shares at special account 7105-6, at CBLC. Positions in this account will be held for participation in the auction.

Held shares
Per item 2.5.3 of the bid announcement, Petrobras Distribuidora’s shares must be blocked at account 7105-6 in CBLC custody by 12:00 pm on the day of the auction. The procedure is done by the custody agent, via the CBLC service network. The position may be freed up for trading if the shareholder decides to sell off the shares before the auction. We recommend transferring the shares prior to the auction date because the procedure is necessary to participate in the offer. Only shareholders with unburdened positions may participate; therefore, unsettled buy positions, or those with any other pending settlement issues, will not be able to participate in the auction.

Registration of exchange offers
Shareholders that wish to exchange shares must register through their broker of choice a sell order, of Petrobras Distribuidora shares (BRDT3/BRDT4), in the quantity that is held in account 7105-6, using codes BRDT3L (ON shares) or BRDT4L (PN shares) at the price announced by Bovespa Exchange.
One offer per client must be registered. Client orders in the same offer may not be summed.
Brokers must register offers by 12:00 pm on the day of the auction, and are free to register the offers starting on the day before the auction, when the final prices and exchange ratio will be announced.

Disagreement
Shareholders who have qualified and blocked their shares, but wish to object to the trade as offered, must register a Petrobras Distribuidora (BRDT3L or BRDT4L) sell order at the price that they are willing to accept, which will be interpreted as “disagreement” with the exchange offer, if the latter value is not reached in the live auction, per item 5.1 of the bid announcement. Those who disagree regardless of the price may set the Petrobras Distribuidora offer price at R$ 9999.99.

Expressed Agreement without Share Exchange

Shareholders who wish to concur with the trade, but do not want to exchange their shares must sign a document of expressed agreement, cited in item 5.3 of the bid announcement, and deliver it to their broker by 12:00 pm on the day of the auction. It is the broker’s responsibility to pass on the documentation to the Trading Director by 1:00 pm on the day of the auction.

The Auction
The auction will be held at 4:00 pm on 29/Jan/03, at Bovespa. The acceptance percentage and respective trading of Petrobras Distribuidora (BRDT3L or BRDT4L) and Petrobras (PETR10L) shares related to the exchange will be recorded at that time.

Physical settlement
Physical settlement of the exchange will take place per the CBLC deadlines. On D+3, shareholders will have their Petrobras Distribuidora (BRDT3 or BRDT4) debited and will be credited by the receipt of Petrobras (PETR10) shares, at the exchange proportion, always rounding down the quantity of shares. In case Petrobrás ratifies a capital increase within D+1 from the Auction Date, Petrobrás (PETR4) shares will be delivered in D+3.

Financial settlement
Financial activity will only take place if there are any differences resulting from rounding down, which will be paid out in cash.

Brokerage fees and emoluments
Bovespa and CBLC costs will be fully paid by the Offering Party (Petrobrás). The Offering Party will pay brokerage commissions to the brokers representing the participants in the exchange, at the rate of 0.025% on the value of the trades (item 12.1 of the bid announcement).